FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, July 8, 2003

FAIRFAX ANNOUNCES PROPOSED
U.S. PRIVATE CONVERTIBLE DEBT ISSUE

Fairfax Financial Holdings Limited proposes to offer US$150 million of convertible senior debentures due 2023, which would be convertible into Fairfax’s subordinate voting shares under certain circumstances and puttable by holders at 5-year intervals commencing in July 2008. Fairfax proposes to have the ability to make payment upon the repurchase, redemption or maturity of the debentures in cash, subordinate voting shares or a combination thereof.

The debentures would rank equally in right of payment with all of Fairfax’s existing and future unsecured and unsubordinated indebtedness. The offering would be made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A of the U.S. Securities Act of 1933.

Fairfax would intend to use up to approximately US$20 million of the net proceeds from the offering to pay for subordinate voting shares purchased contemporaneously with the offering, and the remainder of the net proceeds for general corporate purposes, including particularly investing in cash, short-term investments and marketable securities and repurchasing or repaying debt. In addition, Fairfax may use a portion of the net proceeds to purchase additional subordinate voting shares in the future.

The debentures and the subordinate voting shares issuable upon conversion would not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933 and any applicable state securities laws. The debentures and the subordinate voting shares issuable upon conversion would not be qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada, or to or for the account of any resident of Canada except in accordance with applicable Canadian securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941